Alternatives | Indexed

EZPZ

Franklin Crypto Index ETF

- **Broad, simple exposure.** Convenient, cost-effective access to a diversified set of digital assets through one fund — removing the complexity of direct token ownership.
- **Trusted, regulated structure.** Issued by Franklin Templeton with Coinbase as custodian and registered under the Securities Act of 1933.
- **Crypto market beta.** Designed to represent the broader crypto ecosystem, with new eligible assets continuously added as they meet index criteria and receive required regulatory approvals.

Popular Documents

- Factsheet
- Semiannual Report
- Prospectus
- View All

NAV[1]	YTD Total Returns At NAV[2]	Total Net Assets
$23.92	—	$7.18M
As of 12/02/2025	As of 12/02/2025	As of 12/02/2025 (Updated Daily)

Overview | Performance | Portfolio | Pricing | Documents

Before you invest

For more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Overview

See the risks and other important information.

Fund Facts

Fund description

The Fund seeks to provide investment results that closely correspond, before Fund expenses and liabilities, to the performance of the Underlying Index. The Underlying Index is a free float-adjusted market capitalization weighted index of liquid digital assets that are recognized as being in conformance with prevailing capital markets regulations of major financial jurisdictions including the United States as determined by the Index Provider. As of December 1, 2025 the Underlying Index's only constituent digital assets are Bitcoin, Ether, XRP, Solana, Dogecoin, Cardano, Stellar Lumens, and Chainlink (the "Digital Assets"). The Fund will seek to achieve its investment objective by investing in the Digital Assets in approximately the same weights as they represent in the Underlying Index.

Benchmark

CF Institutional Digital Asset Index - US - Settlement Price

Fund Inception Date	Listing Exchange
02/20/2025	Cboe
02/20/2025	Cboe

Average Annual Total Returns

As of 10/31/2025

View performance section for additional info

Market Price Return | NAV Return

1 Year	3 Years	5 Years	10 Years	Since Inception 02/20/2025
—	—	—	—	15.30%

Performance data quoted represents past performance, which does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the figures shown.

Additional Fund Info

Morningstar Category[3]	Digital Assets
Ether in Fund As of 12/02/2025 (Updated Daily)	316.36
Bitcoin in Fund As of 12/02/2025 (Updated Daily)	58.24
Bitcoin in Fund As of 12/02/2025 (Updated Daily)	58.24
Fiscal Year End	December 31
Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	Franklin Distributors, LLC

Expenses & Fees

Gross Sponsor Fee[3]	0.19%
Net Sponsor Fee[3,4]	0.19%

Trading Characteristics

As of 12/02/2025 (Updated Daily)

Shares Outstanding	300,000
Daily Volume	12,452
20-Day Average Volume	10654.00

Identifiers

Ticker	EZPZ
IOPV / IIV Ticker[5]	EZPZ.IV
CUSIP Code	35349C109
ISIN Code	US35349C1099
Bloomberg Code	EZPZ US

About the Team

Franklin Templeton Digital Assets

Franklin Templeton Digital Assets has been at the forefront of the digital asset revolution since 2018. Our dedicated and independent team is deeply immersed in cutting-edge research and highly engaged in supporting blockchain networks and platform development. We focus on creating innovative, investable products to help client portfolios tap into the evolving digital asset ecosystem.

Franklin ETF and Index Investments

Latest Insights

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Performance

Average Annual Total Returns | Calendar Year Returns | Cumulative Total Returns | Risk Measures

Average Annual Total Returns

As of [illegible]

Month End | Quarter End

As of [illegible]

Month End (As of [illegible])	Since Inception ([illegible])
Franklin Crypto Index ETF - Market Price Return (%)	[illegible]
Franklin Crypto Index ETF - NAV Return (%)	[illegible]

Portfolio

Assets

As of [illegible] (Updated Daily)

Total Net Assets **[illegible] Million**

Holdings

As of [illegible] (Updated Daily)

Security Name	Weight (%)	Market Value ($)	Notional Exposure	Quantity
BITCOIN	[illegible]	[illegible]	[illegible]	[illegible]
ETHEREUM	[illegible]	[illegible]	[illegible]	[illegible]
XRP	[illegible]	[illegible]	[illegible]	[illegible]
SOLANA	[illegible]	[illegible]	[illegible]	[illegible]
DOGE	[illegible]	[illegible]	[illegible]	[illegible]
ADA	[illegible]	[illegible]	[illegible]	[illegible]
LINK	[illegible]	[illegible]	[illegible]	[illegible]
XLM	[illegible]	[illegible]	[illegible]	[illegible]
Net Current Assets	[illegible]	[illegible]	[illegible]	[illegible]

Pricing

Pricing | Premium/Discount Analysis

Pricing History

As of [illegible] (Updated Daily)

Time Period: Since Inception

From [illegible] To [illegible]




Mar '25
Apr '25
May '25
Jun '25
Jul '25
Aug '25
Sep '25
Oct '25
Nov '25
Dec '25
NAV
Market Price

Daily Fund Prices

As of 12/02/2025

Share Prices

As of 12/02/2025

NAV (Net Asset Value)	$23.92
NAV Change	$1.65
NAV Change (%)	7.41%
Market Price	$23.66
Market Price Change	$1.37
Market Price Change (%)	6.15%

52-Week Range

Highest NAV As of 10/06/2025	$33.58
Lowest NAV As of 04/08/2025	$18.77
Highest Market Price As of 10/06/2025	$33.58
Lowest Market Price As of 04/08/2025	$18.79

Premium / Discount

As of 12/02/2025

30-Day Median Bid/Ask Spread	0.67%
Bid / Ask Spread	$0.29
Avg. of Market Price vs. NAV since Inception	0.04%
Avg. of Market Price vs. NAV at Close	-1.09%

Documents

Fund Literature

Name	Download	Add to Cart
Factsheet - Franklin Crypto Index ETF		
Flyer - Franklin Crypto Index ETF (EZPZ) Overview		
Form 8K - Franklin Crypto Index ETF		

Regulatory Documents

Name	Download	Add to Cart
10Q2 Franklin Crypto Index ETF Mailed hardcopies unavailable		
Franklin Crypto Index ETF Prospectus		
Fiscal Q1 Holdings - Franklin Crypto Index ETF		
Fiscal Q3 Holdings - Franklin Crypto Index ETF		

Risks

This **is not a direct investment in Bitcoin, Ether, XRP, Solana, Dogecoin, Cardano, Stellar Lumens, or Chainlink (the "Digital Assets")**, but rather, an exchange-traded product that invests in Digital Assets.

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

The Fund holds only Digital Assets and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly-diversified portfolio. An investment in the Fund is not intended as a complete investment plan.

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the Digital Assets held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the values of the Digital Assets, which have been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of the Digital Assets, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of Digital Assets. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider Digital Assets market, the value of Digital Assets and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of Digital Assets or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of Digital Assets, mining activity, validation activity, digital wallets, the provision of services related to trading and custodying Digital Assets, the operation of the Digital Asset networks, or the Digital Asset markets generally.

The prices used to calculate the value of the Fund's Digital Assets have a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, CF Institutional Digital Asset Index – US-Settlement Price (the "Underlying Index") could experience system failures or errors. Errors in the index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" in the Digital Asset blockchains could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset other than Digital Assets and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell Digital Assets at times when its price is high, or acquire Digital Assets at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from Digital Asset price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of Digital Assets represented by each Share will decrease over the life of the Fund due to the sales of Digital Assets necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of Digital Assets sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Digital Asset Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. The Fund will not stake the Digital Assets it holds, so **an investment in the Fund's shares will not realize the economic benefits of staking.**

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of Digital Assets may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

The Fund will seek to add additional digital assets if the Underlying Index adds them. Due to potential timing differences in related regulatory approvals, **the Fund performance may differ significantly from the Underlying Index performance** during any times when the Fund is not yet invested in these additional digital assets.

The Fund seeks to provide investment results that closely correspond, before Fund expenses and liabilities, to the performance of the Underlying Index, and **will not speculatively sell Digital Assets** based on price